Exhibit 99.1

Scotiabank announces the sale of its pension and insurance operations in the Dominican Republic to Grupo Rizek

TORONTO and SANTO DOMINGO, Dec. 20, 2018 /CNW/ - Scotiabank announced today that it has reached an agreement for the sale of Scotia Crecer AFP and Scotia Seguros, its pension and related insurance businesses in the Dominican Republic, to Grupo Rizek (the "Group"), subject to regulatory approvals and customary closing conditions. This transaction, along with the agreement to acquire Banco Dominicano del Progreso (pending regulatory approval and closing conditions), supports the Bank's strategic decision to focus its Caribbean operations on core markets.

Grupo Rizek is one of the largest and most prominent diversified business groups in the Dominican Republic with a long-standing, solid reputation in agribusiness and the financial services industry.

"This transaction represents the Group's commitment to the country's economic growth, confirms its confidence in the financial stability of the Dominican economy, and contributes to a dignified retirement for our customers," said Grupo Rizek representative Héctor José Rizek Sued.

"With its strong economic growth and population of over 10 million people, the Dominican Republic remains an important market for Scotiabank. This transaction is aligned to recent announcements regarding the Bank's Caribbean operations, including our agreement to acquire Banco Dominicano del Progreso (pending regulatory approval and closing conditions). We are increasing focus on growing our banking business in the Dominican Republic, where we have the opportunity to achieve enhanced scale and offer the greatest value to customers," said Nacho Deschamps, Group Head of International Banking and Digital Transformation at Scotiabank.

This transaction is not financially material to Scotiabank. Upon closing, the sale will result in a capital gain and an increase of approximately 10 basis points to Scotiabank's common equity tier one capital ratio. Scotiabank and Grupo Rizek will work together to ensure a smooth transition for employees and customers alike.

About Scotiabank
Scotiabank is Canada's international bank and a leading financial services provider in the Americas. We are dedicated to helping our more than 25 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 97,000 employees and assets of $998 billion (as at October 31, 2018), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

Grupo Rizek

Grupo Rizek is one of the largest and most prominent diversified business groups in the Dominican Republic with a long-term solid tradition and reputation in the agribusiness and financial services industries. The Group has a family legacy that dates back to 1887, when the Rizek family moved to the Dominican Republic, and to 1905 when the family started growing, processing and exporting cocoa. Over the years, the Group has diversified into the energy and tourism sectors, key for the growing Dominican economy.

SOURCE Scotiabank

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For further information: For media enquiries only: Annie Cuerrier, Global Communications, Scotiabank, annie.cuerrier@scotiabank.com, PH: (437) 236-9693; For investor enquiries only: Philip Smith, Investor Relations, Scotiabank, philip.smith@scotiabank.com, PH: (416) 863-2866

CO: Scotiabank

CNW 08:00e 20-DEC-18